FOR IMMEDIATE RELEASE
        NOVEMBER 4, 1996

                                           News Media Contact:  Robert C. Fort
                                           (757) 629-2714

        NORFOLK, VA -- Norfolk Southern CEO David R. Goode said today that it is fully committed to its $100 per share tender offer in cash for all the outstanding shares of Conrail. He added, Our willingness to talk to CSX at its suggestion is consistent with my previously announced position that Conrail cannot be acquired by either CSX or NS without a plan to maintain a balanced competitive structure for Eastern railroad service. While I am heartened by CSX s willingness to discuss these matters, we have no reason to believe that Conrail is prepared to accept that reality. These discussions are consistent with a transaction which would deliver $100 cash per share to Conrail shareholders.

             Norfolk Southern is fully committed to its $100 per share all cash offer for Conrail and has received signed commitment letters from banks for over $15 billion dollars to fund its current offer. Accordingly, the financing condition of the Norfolk Southern offer has been satisfied.

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